UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21   AND ENDING 12/31/21

                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Benchmark Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

250 S. Park Avenue, Suite 380
                                   (No. and Street)

Winter Park	Florida	32789
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Daniel S. Yarbrough	(407) 960-2711	dyarbrough@bmksllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Scharf Pera & Co., PLLC
                      (Name – if individual, state last, first, and middle name)

4600 Park Road, Suite 112	Charlotte	NC	28209
(Address)	(City)	(State)	(Zip Code)

09/18/2003	28
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Daniel S. Yarbrough_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Benchmark Securities, LLC_____, as of __December 31_____, 2 __021__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Notary Public State of Florida
Zachary Connor-Bell
My Commission HH 036071
Expires 08/25/2024

_____
Notary Public

Signature: _____

Title: _____
Chief Financial Officer (CFO)

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*__**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.__*



Benchmark Securities, LLC

Statement of Financial Condition

Year Ended December 31, 2021

Benchmark Securities, LLC
Index to Statement of Financial Condition
December 31, 2021

Scharf Pera
& Co., PLLC Certified Public Accountants

4600 Park Road, Suite 112
Charlotte, NC 28209
704 372-1167
704 377-3259 fax
scharfpera.com

Report of Independent Registered Public Accounting Firm

To the Member of Benchmark Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Benchmark Securities, LLC, as of December 31, 2021, and the related notes. In our opinion, the financial statement presents fairly, in all material respects, the financial position of Benchmark Securities, LLC, as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Benchmark Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Scharf Pera & Co., PLLC

Scharf Pera & Co., PLLC
We have served as Benchmark Securities, LLC's auditor since 2012
Charlotte, North Carolina
February 22, 2022

Benchmark Securities, LLC
Statement of Financial Condition
December 31, 2021

Assets:

Cash	$	277,842
Deposits with clearing organization (cash)		7,002,643
Receivables from clearing organization		3,608,018
Securities owned:		
Marketable, at market value		49,043,506
Accrued interest on bonds		561,610
Property and equipment, at cost		
less accumulated depreciation of $134,098		150,059
Right-of-use assets		1,198,181
Other assets		93,550
	$	61,935,409

Liabilities:

Commissions payable and other accrued expenses	$	770,275
Payable to clearing organization		48,761,676
Securities sold short:		
Marketable, at market value		2,767,110
Accrued interest on bonds sold short		19,111
Operating lease liabilities		1,079,244
		53,397,416
Member's equity:		8,537,993
	$	61,935,409

The accompanying notes are an integral part of this financial statement.

Note 1 - Organization and Nature of Business:

Benchmark Securities, LLC (the "Company") was formed in the state of Florida in November 2011 and, as of June 1, 2021, is wholly-owned by BMKS Holdings, LLC (the "Parent") (See Note 7). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company operates as a Financial Industry Regulatory Authority ("FINRA") member, municipal bond underwriter, and market-maker for its own trading account in tax-exempt and taxable municipal securities, taxable corporate and government securities, and mortgage-backed securities. The Company specializes in municipal financings and secondary municipal bond and corporate bond trading. All proprietary and customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company operates pursuant to the (k)(2)(ii) exemption provision of Rule 15c3-3 and does not carry customer funds or securities.

Note 2 - Significant Accounting Policies:

Basis of presentation:
The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States.

Cash and cash equivalents:
The Company considers all highly liquid investments having an original maturity of three months or less to be cash equivalents. Cash and cash equivalents may exceed federally insured limits at any given time.

Use of accounting estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Security transactions:
Proprietary securities transactions in regular-way trades are recorded on the trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Marketable securities are valued at fair market value.

Securities sold short consist of debt securities that the Company has sold and not yet purchased. In order to facilitate a short sale, the Company borrows the securities from another party and delivers the securities to the buyer. The Company will be required to cover its short sale in the future through the purchase of the securities in the market at the prevailing market price and the delivery of the securities to the counterparty from which it borrowed. The Company is exposed to a loss to the extent that the security price increases during the time from when the Company borrowed the securities to when the Company purchases the securities in the market to cover the short sale.

Revenue recognition:
The revenues of the Company are derived primarily from trading profits and underwriting fees earned on securities transactions, which are recorded on a trade-date basis.

Note 2 - Significant Accounting Policies (continued):

Property and equipment:
Property and equipment are recorded at cost and consist of computers, computer monitors and printers, and office furniture and equipment. Depreciation is recorded using the straight-line method over the estimated useful life of the asset. All repairs and maintenance costs are expensed as incurred.

Clearing organization:
The Company has an agreement with another securities broker and dealer to act as a clearing organization for the Company. The clearing organization clears all securities transactions and maintains customer accounts.

The Company is required to maintain certain deposit levels with the clearing organization. As of December 31, 2021, the Company had deposit levels with the clearing organization exceeding the required amount of $100,000.

Income taxes:
The Company is a limited liability company and has elected to be taxed under the partnership provision of the Internal Revenue Code. Under this provision, the members are taxed on the Company's taxable income. The Company bears no liability or expense for income taxes, and none is reflected in these financial statements. Similar provisions apply for state income taxes.

The Company accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, "Income Taxes". FASB ASC 740-10 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the balance sheet. It also provides guidance on derecognition, measurement and classification of amounts related to uncertain tax positions, accounting for and disclosure of interest and penalties, accounting in interim period disclosures and transition relating to the adoption of new accounting standards. Under FASB ASC 740-10, the recognition for uncertain tax positions should be based on a more-likely-than-not threshold that the tax position will be sustained upon audit. The tax position is measured as the largest amount of benefit that has a greater than fifty percent probability of being realized upon settlement. Management has determined that adoption of this topic has had no effect on the Company's financial statements. All tax returns filed by the Company since 2017 are subject to U.S. federal or state income tax examinations by tax authorities.

Leases:
Effective January 1, 2019, the Company adopted ASC 842, Leases. In accordance with ASC 842, the Company first determines if an arrangement contains a lease and the classification of that lease, if applicable, at inception. This standard requires the recognition of right-of-use ("ROU") assets and lease liabilities for the Company's operating leases. For contracts with lease and non-lease components, the Company has elected not to allocate the contract consideration, and to account for the lease and non-lease components as a single lease component. The Company has also elected not to recognize a lease liability or ROU asset for leases with a term of 12 months or less and recognize lease payments for those short-term leases on a straight-line basis over the lease term.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments under the lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments

Note 2 - Significant Accounting Policies (continued):

Leases (continued):
over the lease term. The implicit rate within the Company's leases is generally not determinable and therefore the incremental borrowing rate at the lease commencement date is utilized to determine the present value of lease payments. The determination of the incremental borrowing rate requires judgment. Management determines the incremental borrowing rate for each lease using the Company's estimated borrowing rate, adjusted for various factors including level of collateralization, term and currency to align with the terms of the lease. The ROU asset also includes any lease prepayments, offset by lease incentives.

Fair value measurement:
FASB ASC Topic 820, "Fair Value Measurement," defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:
- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, but not limited to, the type of security, the liquidity of the markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgement. Accordingly, the degree of judgement exercised in determining fair value is greatest for instruments categorized in Level 3.

Level 2 prices are obtained from independent, third-party valuation/pricing services.

Additionally, the Company's financial instruments include cash, accounts receivable, accounts payable, accrued expenses and debt. The carrying amounts of these financial instruments approximate fair value due to their short maturities.

Note 3 - Securities Owned and Securities Sold Short:

The following table presents the Company's assets and liabilities and related valuation inputs within the fair value hierarchy as of December 31, 2021:

Marketable securities owned	Level 1	Level 2	Level 3	Total
Corporate and asset-backed non-agency securities	$ -	$ 3,419,792	$ -	$ 3,419,792
Municipal securities	-	45,623,714	-	45,623,714
	$ -	$ 49,043,506	$ -	$ 49,043,506

Securities sold, not yet purchased	Level 1	Level 2	Level 3	Total
Government and asset-backed agency securities	$ -	$ 1,426,474	$ -	$ 1,426,474
Corporate and asset-backed non-agency securities	-	1,340,636	-	$ 1,340,636
	$ -	$ 2,767,110	$ -	$ 2,767,110

Note 4 – Trading Activities and Related Risks:

The Company actively trades government, corporate, municipal, and agency securities. Positions in these securities are subject to varying degrees of market and credit risk.

Market prices are subject to fluctuation and, as such, the Company is exposed to market risk. The fair value of the Company's investments will fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments. Additionally, fair values of interest rate sensitive instruments may be affected by the credit worthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument, and other general market conditions. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company monitors its exposure to market risk, or its market risk profile, on a daily basis through a variety of financial, security position, and control procedures.

Credit risk is the possibility of debt securities being downgraded by the rating agencies or going into default due to non-performance by issuers. The Company's counter-party risk is minimized by trading only with institutional parties and by clearing trades via the Federal Wire and the Deposit Trust Company ("DTC"), which ensure settlements occur simultaneously for both sides of the trade.

Note 5 - Property and Equipment:

The principal categories and estimated useful lives of property and equipment are as follows:

		Estimated Useful Lives
Computer equipment	$ 129,172	5 years
Office furniture	152,472	7 years
Office equipment	2,513	5 years
	284,157	
Less: accumulated depreciation	(134,098)	
	$ 150,059	

Depreciation expense was $23,428 for the year ended December 31, 2021 and is included in other expenses on the Statement of Income.

Note 6 – 401(k) Plan:

During 2020, the Company began a 401(k) defined contribution retirement plan covering substantially all employees. Under this plan, the Company may make safe harbor contributions and may make additional discretionary contributions. Total Company contributions to the plan were $10,098 for the year ended December 31, 2021.

Note 7 – Member's Equity:

On June 1, 2021, the Company completed a legal entity reorganization whereby the Company became wholly-owned by the Parent, a Florida limited liability company. In this reorganization, the former members of the Company contributed and assigned all of their membership interests in the Company in exchange for membership interests of the Parent. There were no changes to the existing management or business operations of the Company as a result of this reorganization. As of December 31, 2021, the Company is wholly-owned by the Parent.

From the period of January 1, 2021 to May 31, 2021, prior to the legal entity reorganization, the Company accepted $195,000 of members' contributions. During this period, the Company also released $54,375 in preferred distributions of net income and $374,864 in common distributions of net income.

From the period of June 1, 2021 to December 31, 2021, after the completion of the legal entity reorganization, the Company accepted $451,000 of member contributions and released $1,092,086 of member distributions.

Note 8 - Commitments and Contingencies:

In January 2019, the Company adopted ASC 842, Leases. Please see Note 2 for more details on Leases.

The Company leases office space and technology under operating leases that expire at various times through 2028. Future minimum lease payments for operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2021 are as follows:

Twelve months ended:

December 31, 2022	$ 704,137
December 31, 2023	177,057
December 31, 2024	92,230
December 31, 2025	87,726
December 31, 2026	90,358
Thereafter	124,396
	$ 1,275,904

Expenses under operating leases are $85,591 for occupancy and $712,874 for technology for the year ended December 31, 2021.

In the ordinary course of business, various claims and lawsuits may be brought by and against the Company. In the opinion of management, there is no pending or threatened proceeding in which an adverse decision could result in a material adverse change in the Company's financial condition or results of operations.

Note 9 – COVID-19 and Paycheck Protection Program Loan:

The COVID-19 pandemic developed rapidly in 2020, and measures taken by various governments to contain the virus have affected economic activity. The Company has taken a number of measures to monitor and mitigate the effects of COVID-19, such as safety and health measures like social distancing and working from home when appropriate.

On May 4, 2020, the Company received loan proceeds (the "PPP Loan") from Bank of America, N.A. in the amount of $92,187 under the Paycheck Protection Program ("PPP"), which was established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"). The PPP Loan, which was in the form of a note dated May 1, 2020, had a maturity of May 1, 2022 and bore an interest rate of 1.00% per annum. On February 17, 2021, the Company applied for forgiveness with Bank of America, N.A., and, on March 16, 2021, the Company received forgiveness of $92,187 from the Small Business Administration (SBA). The amount of loan forgiveness is included in other income on the Statement of Income.

As of December 31, 2021, the impact of COVID-19 on the Company's ability to conduct business and to continue as a going concern is not significant.

Note 10 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or a minimum net capital of $100,000. At December 31, 2021, the Company had net capital of $5,705,711, which was $5,582,410 in excess of its required net capital of $123,301. The Company's aggregate indebtedness to net capital ratio was .3242 to 1.

Note 11 - Subsequent Events:

The Company has evaluated all events and transactions through February 22, 2022, the date these financial statements were issued. On January 21, 2022, the Parent made a capital contribution of $330,000 to the Company, and the Parent took a capital distribution of $370,043 from the Company on February 1, 2022, in the ordinary course of business.

There were no further material recognizable or non-recognizable subsequent events.